Filed Pursuant To Rule 433

Registration No. 333-217785

January 29, 2019

Case Study CONSTRUCTING PORTFOLIOS WITH SPDR® GOLD SHARES (GLD®)

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors Investment Solutions Group (ISG),[1] examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.'

We examined the results of adding an allocation to GLD comprising 2%, 5%, and 10% of a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by State Street Global Advisors ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with non-investable market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and December 31, 2018, and the hypothetical portfolios were rebalanced every 12 months to maintain target portfolio weights.

From the results shown in Figure 1, we found that under our hypothetical scenario:

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.45) and highest cumulative return (111.15%);
- Portfolio D had the lowest maximum drawdown (-29.43%).

The results illustrated that under this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception, the portfolios with allocations to GLD (Portfolios B, C and D) have outperformed the multi asset portfolio with identical exposure to indices but without equivalent allocations to GLD (Portfolio A). From an asset allocation perspective, hypothetical portfolios with a GLD allocation had better risk-adjusted returns.

[1] Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors ISG EMEA, 2015.

Figure 1: Hypothetical Blended Portfolio Results

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.10	100.75	9.51	0.40	-33.29
B	2	5.17	102.50	9.45	0.41	-32.54
C	5	5.29	105.90	9.36	0.43	-31.39
D	10	5.48	111.15	9.30	0.45	-29.43

* Assumes risk-free rate of Citigroup 3-month T-bills.

Source: Bloomberg Finance L.P., FactSet State Street Global Advisors, as of December 31, 2018.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product managed by State Street Global Advisors Funds Management, Inc, but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 1, according to their weightings detailed in Figure 1. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent.

All data based on monthly measures of performance.

GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Visit spdrs.com for most recent month end performance.

State Street Global Advisors 2

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Figure 2: Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Index**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI All Country World Index	40	39	37.5	35
Total Equity		**40**	**39**	**37.5**	**35**
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond Index	5	5	5	5
Total Fixed Income		**50**	**49**	**47.5**	**45**
Real Estate	Global Property Research General Index9286	4	4	4	4
Private Equity	LPX Composite Listed Private Equity Index	4	4	4	4
Commodities	Bloomberg Commodity Index	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		10	12	15	20
Hypothetical Portfolio Total		**100**	**100**	**100**	**100**

Source: State Street Global Advisors as of December 31, 2018.

The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

Figure 3: SPDR® Gold Shares Standard Performance as of December 31, 2018

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
NAV	5.23	7.84	-1.54	-1.54	6.03	0.90	3.59	7.40
Market Value	4.94	7.53	-1.94	-1.94	6.11	0.86	3.43	7.31
LBMA Gold Price PM	5.05	7.73	-0.93	-0.93	6.45	1.21	3.93	7.81

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors

3

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®) ssga.com | spdrs.com Hypothetical Returns do not blended represent portfolio those of aperformance fund but were methodology achieved by mathematically combining Frequent that they trading may offset of ETFs any could savings significantly from low fees increase or costs. commissions and other costs such Global the actual Aggregate performance Government data of Bond MSCI Index, AC World Bloomberg Daily TR Barclays Index, Bloomberg Aggregate Global Barclays The owners. trademarks Third party and data service providers marks referenced make no warranties herein are or the representations property of their of any respective kind Research Corporate General Bond Index, Index, Bloomberg S&P Listed Barclays Private Emerging Equity Index, Markets Bloomberg DebtIndex, Barclays Global World Property relating damages to of the any accuracy, kind relating completeness to the use or of timeliness such data. of the data and have no liability for S&P GSCI Inflation Linked Index, Bond and SPDR Index,® Bloomberg Gold Shares Barclays (GLD®) Global between Corporate September High 1, Yield 2005 Index, Investing Investing involves in commodities risk, and you entails could significant lose money risk on an and investment is not appropriate in GLD. for to maintain and September target 30, portfolio 2018. Each weights. portfolio The is performance re-balanced assumes at the beginning no transaction of each and year Important all investors. risk information rebalancing costs, so actual results will differ. Investing involves risk, and you could lose money on an investment in SPDR® Gold Important Risk Information Trust (“GLD®”). The and Diego views Andrade expressed and in this are subject material to are change the views based of on George market Milling- and other Stanley, conditions. Robin Tsui This ETFs trade trade at prices like above stocks, or are below subject the to ETFs’ investment net asset risk, value. fluctuate Brokerage in market commissions value and and may ETF document Please note contains that any certain such statements statements are that not may guarantees be deemed of forward-looking anyfuture performance statements. and Commodities expenses will and reduce commodity-index returns. linked securities may be affected by changes in All actual information results or has developments been obtained may from differ sources materially believed from to those projected. be reliable, but its accuracy is disease, overall market embargoes, movements, or political changes and in regulatory interest rates, developments, and otherfactors as well as such trading as weather, activity not reliability guaranteed. or completeness There is no of, representation nor liability for, or decisions warranty based as to the on current such information accuracy, and of Frequent speculators trading and of arbitrageurs ETFs could significantly in the underlying increase commodities. commissions and other costs such it should The information not be relied provided on as does such. not constitute investment adviceand it should not be that Diversification they may offset does not any ensure savings a from profit low or guarantee fees or costs. against loss. relied objectives, on as strategies, such. It does tax not status take or into investment account horizon. any investor’s You should particular consult investment your tax and all investors. Investing in commodities entails significant risk and is not appropriate for financial advisor. All material has been obtained from sources believed to be reliable. Important Information Relating to SPDR® Gold Trust (“GLD®”): Street There isshall no representation have no liability or for warranty decisions as based to the on accuracy such information. of the information and State The prospectus) SPDR Gold with Trust the (“GLD”) Securities has and filed Exchange a registration Commission statement (“SEC”) (including for the a ETFs trade trade at prices like above stocks, or are below subject the to ETFs’ investment net asset risk, value. fluctuate Brokerage in market commissions value and and may ETF offering read the to prospectus which this in communication that registration relates. statement Before and you other invest, documents you should GLD has expenses While the will shares reduce of ETFs returns. are tradable on secondary markets, they may not readily trade in Please filed with see the the SEC GLD for prospectus more complete for a more information discussion about of GLD the risks and this of investing offering. There all market can be conditions no assurance and may that trade a liquid at significant market will discounts be maintained inperiods for ETF of market shares. stress. in GLD these documents shares. The for GLD free prospectus by visiting is EDGAR available on the by SEC clicking website here. at You may sec.gov get overall Commodities market and movements, commodity-index changes linked in interest securities rates, may and be otherfactors affected by such changes as weather, in or by visiting participant will spdrgoldshares. arrange to send com. you Alternatively, the prospectus the if Trust you request or any authorized it by disease, of speculators embargoes, and arbitrageurs or political inand the regulatory underlying developments, commodities. as well as trading activity GLD calling 866.320.4053. is not an investment company registered under the Investment Company Act of 1940 fluctuations Government than bonds stocks, and corporate but provide bonds lower generally potential have long-termreturns. more moderate short-term price 1936 (the “1940 (the “CEA”) Act”) and . As is a result, not subject shareholders to regulation of the under Trust the do not Commodity have the Exchange protections Act of Foreign economic investments risks and the involve risk of greater currency risks fluctuations, than U.S. investments, all of which may including be magnified political and in associated 1940 Act or with the protections ownership of afforded shares by in an the investment CEA. company registered under the among emerging major marketAsset investment Allocation categories. is a Asset method Allocation of diversification may be used which in an positions effort to assets manage value. GLD shares The value trade of like GLD stocks, shares are relates subject directly to investment to the value risk of and the will gold fluctuate held by in GLD market (less risk Diversification and enhance does returns. not ensure It does a not, profit however, or guarantee guarantee against a profit loss. or protect against loss. an its expenses), investment and in the fluctuations shares. The in the price price received of gold upon could the materially sale of the and shares, adversely which affect trade Investments better known in companies. small-sized companies may involve greater risksthan in those of larger, at GLD does market not price, generate may be any more income, or less and than as the GLD value regularly of the sells gold represented gold to pay for by its them. companies Equity securities and general may fluctuate market in and value economic in response conditions. to the activities of individual to ongoing expenses, that extent. the amount of gold represented by each Sharewill decline over time Bonds rate risk generally (as interest present rates less raise, short-term bond prices risk and usually volatility fall);issuer than stocks, default but risk; contain issuer interest credit The permission World Gold of the Council World name Gold Council and logo pursuant are a registered to a license trademark agreement. andused The World with the Gold securities. risk; liquidity Any risk; fixed and income inflation security risk. These sold or effects redeemed are usually prior tomaturity pronounced may for be longer-term subject to Council this material. is not World responsible Gold Council for the content is an affiliate of, and of is GLD’s not liable sponsor. for the use of or reliance on, a substantial gain or loss. GLD® is a registered trademark of World Gold Trust Services, LLC used with the International short-term price Government fluctuations bonds than and stocks, corporate but provide bonds lower generally potential have long-term more moderate returns. permission Standard & of Poor’s World ®, S&P Gold® Trust and SPDR Services, ® are LLC. registered trademarks of Standard & Poor’s decrease. Increase in Interest real interest payments rates on can inflation-protected cause the price of debt inflation-protected securities can be debt unpredictable. securities to trademark Financial Services of Dow LLC, Jones a division Trademark of S&P Holdings Global LLC (S&P); (Dow Dow Jones); Jones and is these a registered trademarks Investing considered in speculative high yield fixed and income involves securities, greater risk otherwise of loss of known principal as junk and interest bonds, is than have certain been purposes licensed by for State use Street by S&P Corporation. Dow Jones State Indices Street LLC Corporation’s (SPDJI) and sublicensed financial products for involve investing greater in investment risk of default grade or fixed price income changes securities. due to potential These Lower-quality changes in the debt credit securities are respective not sponsored, affiliates endorsed, and third party sold or licensors promoted and by none SPDJI, of such Dow parties Jones, S&P, makes their any quality Investing of in the futures issuer. is highly risky. Futures positions are considered highly leveraged representation any liability in relation regarding thereto. the advisability of investing in suchproduct(s) nor do they have The because smaller the the initial value margins of the are margin significantly in comparison smaller to than the the cash cash value value of the of the futures contracts. Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to investing contract, the including higher but the not leverage. limited There to counterparty are a number credit of risk, risksassociated currency risk, with derivatives futures State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. risk, foreign issuer exposure risk, sector concentration risk,leveraging and liquidity risks. Derivative investments may involve risks such as potential illiquidity of the markets and Global For more Advisors information, Funds please Distributors, contact LLC, the One Marketing Iron Street, Agent Boston, for GLD: MA, State 02210; Street additional risk of loss of principal. The use of leverage, as part of the investment process, can multiply market T: +1 866 320 4053 spdrgoldshares.com. movements into increased volatility greater of returns. changes in an investment’s value, thus resulting in Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus Growth market as stocks a whole) may over underperform any period stocks of time in other and may broad shift style in and categories out of favor (and with the stock which contains this and other information, call 866.787.2257 or visit investors generally, sometimes rapidly. spdrs.com. Read it carefully. © 2019 State Street Corporation. All Rights Reserved. ID15582-2084617.4.1.AM.RTL 0119 Exp. Date: 04/30/2019

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.